August 6, 2021

United States Securities

and Exchange Commission

Washington, D.C. 20549

Re: Healthy Extracts Inc.

Amendment No. 3 to

Offering Statement on Form 1-A

Filed August 6, 2021

File No. 024-11481

In response to the comment letter issued by the Commission on July 26, 2021, the issuer has the following responses.

Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution, page 15

1.       In response to prior comment 1, you disclose on page 15 and in the subscription agreement that the exclusive state forum provision in the subscription agreement does not apply to Securities Act claims. Please also disclose whether the exclusive forum provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction of all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The language was revised in both documents to include the exclusive federal jurisdiction under the Exchange Act.

United States Securities

and Exchange Commission

Re: Healthy Extracts Inc.

August 6, 2021

2.       Other Comments.

Pursuant to our telephone conversation, the Company has filed an amended Annual Report on Form 10-K/A and an amended Quarterly Report on Form 10-Q/A to align the financial statements and, as applicable, Management’s Discussion and Analysis, with the disclosure in this Offering Statement.

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC